130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 25, 2019	No. 19-02

Avalon Announces the Results of its 2019 Annual Meeting of Shareholders

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon” or the “Company”) is pleased to announce the results of its 2019 Annual Meeting of Shareholders held in Toronto, Ontario on February 25, 2019 (the “Meeting”).

At the Meeting, all four director nominees listed in the Company’s information circular dated January 8, 2019 were elected as directors of the Company. The detailed results of the vote are as follows:

Director		Number of Votes Cast	Percentage of Votes Cast
Donald Bubar	In Favour: Withheld:	52,641,710 2,311,100	95.79 4.21
Brian MacEachen	In Favour: Withheld:	52,636,695 2,316,115	95.79 4.21
Alan Ferry	In Favour: Withheld:	52,364,535 2,588,275	95.29 4.71
Jane Pagel	In Favour: Withheld:	52,238,601 2,714,209	95.06 4.94

In addition, at the Meeting shareholders appointed Ernst & Young LLP as auditors of the Company.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.